

August 30, 2011

Via E-mail
Mr. Yulu Bai
Chief Executive Officer
China Forestry Industry Group, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

> **Re:** **China Forestry Industry Group, Inc.**
> **Form 8-K/A**
> **Filed August 18, 2011**
> **File No. 000-52843**

Dear Mr. Bai:

We have reviewed your response letter dated August 18, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Growth Strategies, page 6

1. We note your response to comment four in our letter dated June 23, 2011 including the removal of the term "affiliate" identifying your flagship stores. One page 10 you state that you engage in "commercial arrangements" with Guizhou Silvan Touch Wooden Co., Limited, or GST, for the operation of five flagship stores. However, on page 38 you state that the five GST operated flagship stores are operated under a lease agreement. We note that under your Properties section you discuss the planned expansion of your flagship stores, which seems to suggest you own these properties. However, it is unclear to us whether you own or lease these properties, contract the operation of the flagship stores to GST and other parties, or some other arrangement. Please revise your discussion throughout your disclosure to clearly and concisely describe the kind of agreements and

relationships in place for the operation of your eight flagship stores, whether with GST or other entities. If you own the flagship stores and contract the operation of these properties, please revise your discussion where appropriate to address the status of your land use rights for each of these properties.

2. Additionally, we note that on pages 10 and 38 you state that you have commercial agreements with GST for the operation of five of your flagship stores, but on page 32 you disclose the number to be six. Please revise for consistency.

Competition, page 10

3. You disclose in the penultimate paragraph of page 10 that you have entered into joint management agreements with 11 villages "to look after and maintain our forestry land." You disclose two sentences later that "[a]ccording to the agreements, which have a 30-year term, the villages continue to hold the land use rights…" Please clarify to which land you are referring. The first quoted sentence seems to indicate that the joint management agreements cover land for which you have the land use rights, but the second quoted sentence directly contradicts that assumption. Furthermore, your disclosure about the joint management agreements in your prior Form 8-K/A filed on June 9, 2011 stated that the joint management agreements related to additional raw materials from 43.2 km2 of forestry land (beyond the 22.5 km2 of forestry land for which you have the land use rights); however, that disclosure has been removed in the current amendment to the Form 8-K. Please advise why the disclosure has been removed.

Certain Relationships and Related Transactions, and Director Independence, page 44

4. Please disclose the material terms of the license and distribution agreement, dated November 18, 2009, between Aosen Forestry and GST, including financial terms of the agreement and amounts actually paid to each party in 2009 and the first nine months of 2010 pursuant to the agreement. File the agreement as an exhibit.

Financial Statements, page F-1

China Bingwu Forestry Group Limited and Subsidiaries

Consolidated Statements of Cash Flows, page F-6

5. We note your response to comment 21 in our letter dated June 23, 2011. However, it appears you did not eliminate the line item "Additional paid in capital" for $2,960,010, in cash flow from financing activities for the nine months ended September 30, 2009. As such, we are re-issuing comment 21 in our letter dated June 23, 2011.

Consolidated Balance Sheets, page F-4

6. It appears you mislabeled your consolidated balance sheet as June 30, 2010 versus September 30, 2010. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (202) 663-8007
       Qixiang Sun, Esq.
       Pillsbury Winthrop Shaw Pittman LLP